FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

December 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Draft Registration Statement on Form F-1
Submitted September 30, 2022
CIK No. 0001938534

Ladies and Gentlemen:

By letter dated November 21, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s draft Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is publicly filing Amendment No. 3 to the Registration Statement, which will be a confidential filing.

Amendment No. 2 to Draft Registration Statement submitted November 4, 2022

The trading price of our Ordinary Shares may be volatile, page 23

1.	Please revise this risk factor to address the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

We have revised the disclosure on page 23, as requested.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

Compensation of Directors and Executive Officers, page 93

2.	We note your response to prior comment 14. Please expand the reference to “All of [y]our executive officers, other than Kelvin Ang, have employment agreements setting forth the terms and benefits, including that they are at-will employees” to discuss the material terms of the employment agreements.

We have revised the disclosure on page 93, as requested.

General

3.	We note your response to prior comment 15. As previously requested, please update the disclosure in the Related Party Transactions section.

We have revised the Related Party Transactions section, as requested.

4.	Please reconcile your response to prior comment 16 with the information in the third column of the table and related notes below the table.

We have revised the disclosure in the table, as requested.

5.	We note your response to prior comment 20. Please reconcile your disclosure throughout your document, such as pages 10, 26 and 27, regarding whether you will rely on the home country and controlled company exemptions you mention.

We have revised the disclosure on pages 10, 11, 26 and 27 as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood